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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 9 Pages)

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CUSIP No. 032359309	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,907,382
	8	SHARED VOTING POWER 3,979,637
	9	SOLE DISPOSITIVE POWER 14,907,382
	10	SHARED DISPOSITIVE POWER 3,979,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,887,019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,096,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,096,412
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,419,204
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,419,204
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,419,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,050,000
	8	SHARED VOTING POWER 3,979,637
	9	SOLE DISPOSITIVE POWER 6,050,000
	10	SHARED DISPOSITIVE POWER 3,979,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,029,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 6 of 9 Pages

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 43rd Floor, New York, New York 10038.

Item 2.	Identity and Background

(a)	This statement is filed by Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, New York 10038.

(c)	Barry D. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board; and George Karfunkel is a Director of the Issuer. Leah Karfunkel was the trustee of the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “GRAT”). Leah Karfunkel and Barry Zyskind are the co-trustees of the Michael Karfunkel Family 2005 Trust.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used to make the acquisitions of Common Stock reported in this Schedule 13D/A are solely those of each member of the Group. The source of these funds was the private funds of each member of the Group. Certain shares beneficially owned by Mr. Zyskind are the result of equity grants made to him under the Issuer’s 2010 Omnibus Incentive Plan, as amended. See Item 5(c) for information regarding transactions since the Group’s last Schedule 13D/A filing on April 2, 2015.

Item 4.	Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of the Group based on a distribution of Common Stock from the GRAT by its terms upon expiration to the Michael Karfunkel Family 2005 Trust, and a gift of Common Stock by Mr. Zyskind since the Group’s last Schedule 13D/A filing on April 2, 2015.

On May 19, 2015, Mr. Zyskind made a gift of 30,000 shares of Common Stock to an unrelated third party. On July 28, 2015, pursuant to the terms of the GRAT, upon its expiration, the shares of Common Stock held by the GRAT were distributed to the Michael Karfunkel Family 2005 Trust. Mr. Zyskind and Leah Karfunkel share voting and dispositive power of 3,979,637 shares of Common Stock held by the Michael Karfunkel Family 2005 Trust. Leah Karfunkel has sole voting and dispositive power of 6,050,000 shares of Common Stock held by ACP Re Ltd., an asset of the Michael Karfunkel Family 2005 Trust.

CUSIP No. 032359309	13D	Page 7 of 9 Pages

As of the date of this filing, the Group beneficially holds 42,452,635 shares of Common Stock, or 51.4% of the Common Shares outstanding as of July 23, 2015, representing a decrease of 30,000 shares of Common Stock held by the Group from the Group’s last amendment to its Schedule 13D/A filed with the Securities and Exchange Commission on April 2, 2015. For information regarding individual holdings of each member of the Group, please refer to the cover pages of this filing.

The Group acquired the Common Stock for investment purposes. As noted above, Mr. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board of Directors; and George Karfunkel is a Director of the Issuer. As such, they participate in the planning and decisions of the Board of Directors and management of the Issuer. Any or all of them may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the members of the Group deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire. Except as described above, the members of the Group do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The members of the Group reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Group beneficially owns 42,452,635 shares of Common Stock, which represents 51.4% of the Issuer’s 82,671,241 outstanding shares of Common Stock as of July 23, 2015. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 18,887,019* shares of Common Stock, which represents 22.8% of the Issuer’s outstanding shares of Common Stock; (ii) George Karfunkel beneficially owns 16,419,204** shares of Common Stock, which represents 19.9% of the Issuer’s outstanding shares of Common Stock; (iii) Michael Karfunkel beneficially owns 1,096,412*** shares of Common Stock, which represents 1.3% of the Issuer’s outstanding shares of Common Stock; and (iv) Leah Karfunkel beneficially owns 10,029,637**** shares of Common Stock, which represents 12.1% of the Issuer’s outstanding shares of Common Stock.

* Barry Zyskind, individually, owns 7,169,354 shares of Common Stock. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 7,216,773 shares of Common Stock. The Barry D. Zyskind GST Trust, a trust for which Mr. Zyskind has sole investment and voting control, owns 391,617 shares of Common Stock. Mr. Zyskind holds 129,638 shares of Common Stock as a custodian for his children under the Uniform Transfers to Minors Act. Mr. Zyskind is a co-trustee with shared voting and dispositive power of 3,979,637 shares of Common Stock held by the Michael Karfunkel Family 2005 Trust.

** George Karfunkel, individually, owns 9,871,286 shares of Common Stock. The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 6,107,918 shares of Common Stock. The 2012 Karfunkel Family Trust, a trust for which George Karfunkel has sole investment and voting control, owns 440,000 shares of Common Stock.

*** Michael Karfunkel, individually, owns 1,096,412 shares of Common Stock.

**** Leah Karfunkel’s 10,029,637 shares of Common Stock are held by the Michael Karfunkel Family 2005 Trust, for which she is the co-trustee and holds shared voting and dispositive power

CUSIP No. 032359309	13D	Page 8 of 9 Pages

with Mr. Zyskind of 3,979,637 of these shares. ACP Re Ltd., 100% owned by ACP Re Holdings, a Delaware LLC, holds 6,050,000 of these shares. ACP Re Holdings, LLC is owned 99.9% by the Michael Karfunkel Family 2005 Trust. Leah Karfunkel has sole voting and dispositive power over the shares of Common Stock held by ACP Re Ltd.

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member, with the exception of the 3,979,637 shares of Common Stock owned by the Michael Karfunkel Family 2005 Trust over which Mr. Zyskind and Leah Karfunkel have shared voting and dispositive power.

(c)	George Karfunkel and Michael Karfunkel have not had any transactions in shares of Common Stock of the Issuer since the Group’s last Schedule 13D/A filing on April 2, 2015.

On May 19, 2015, Mr. Zyskind made a gift of 30,000 shares of Common Stock to an unrelated third party.

On July 28, 2015, pursuant to the terms of the GRAT, upon its expiration, the shares of Common Stock held by the GRAT were distributed to the Michael Karfunkel Family 2005 Trust. Mr. Zyskind and Leah Karfunkel share voting and dispositive power of 3,979,637 shares of Common Stock held by the Michael Karfunkel Family 2005 Trust, and Leah Karfunkel has sole voting and dispositive power of the 6,050,000 shares of Common Stock held by ACP Re Ltd., an asset of the Michael Karfunkel Family 2005 Trust.

(d)	Not applicable.

(e)	On November 12, 2014, Michael Karfunkel ceased to be the beneficial owner of more than 5% of the Common Stock, but he remains a member of the Group owning more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Zyskind executed a Limited Power of Attorney as authorized by the Michael Karfunkel Family 2005 Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over the shares of Common Stock held by ACP Re Ltd.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated July 30, 2012, by and among Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A, dated July 28, 2012, of Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel).

Exhibit 99.2 – Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind.

CUSIP No. 032359309	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2015

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel